October 13, 2016

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:                             Ra Pharmaceuticals, Inc.

Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted September 23, 2016
CIK No. 0001481512

Dear Ms. Hayes:

This letter is submitted on behalf of Ra Pharmaceuticals, Inc. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to the Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) submitted on September 23, 2016, as set forth in your letter, dated October 5, 2016 (the “Comment Letter”), to Douglas A. Treco.  The Company has concurrently filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with responses immediately following such comment.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement and page references in the responses refer to Amendment No. 1.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Draft Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.  In addition to confidentially submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amendment No. 1 (marked to show changes from the Draft Registration Statement).

Use of Proceeds, page 66

1.             We note your response to comment 5. Please revise your disclosure to indicate that you are unable to estimate the amounts you intend to allocate to rMG and LN because you have not conducted separate clinical trials and have not received FDA guidance regarding trial design.

Response to Comment No. 1:

The Company respectfully advises the Staff that it has modified page 66 in response to the Staff’s comment.

2.             Please further expand the discussion to indicate that you have not conducted separate preclinical studies or received FDA feedback related to your pipeline programs and therefore it is difficult to forecast future expenditures on a program by program basis or how far the proceeds will enable to get in the development of these products.

Response to Comment No. 2:

The Company respectfully advises the Staff that it has modified page 66 in response to the Staff’s comment.

Business

Our Approach, page 95

3.             We note your response to comment 4 and 8. However, your statement that the technology underpinning the Extreme Diversity Platform stems in part from licenses to patents from Cosmix and Dr. A.C. Forster appears to imply that the Extreme Diversity Platform is dependent on these licenses. The presences or absence or royalties is not determinative. Please file the agreements as exhibits or provide us with an analysis supporting your determination that the licensed patents are not necessary for the Extreme Diversity Platform. Your analysis should indicate whether alternative technology is available or any other factors that are relevant to the operation of the Extreme Diversity Platform and further explain how the licensed technology underpins the Extreme Diversity Platform without it being necessary to the functioning of the Platform.

Response to Comment No. 3:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has filed the licenses from Cosmix and Dr. A.C. Forster with Amendment No. 1.

4.             We note your response to comment 12 and continue to believe that further information about your licensing agreements is material. To the extent your Extreme Diversity Platform is dependent on the technology licensed to you in pursuant to the Dr. A. C. Forester and Cosmix license agreements, we consider further information about the agreement material. Please provide a more fulsome discussion of the agreements, including amounts paid under the agreement and other payment obligations, expiration and termination provisions. Please note, if either of the agreements licenses technology that is necessary for the function of the Extreme Diversity Platform, then we will consider the license to be material. The level of protection the patents provide is not determinative of the agreements’ materiality.

Response to Comment No. 4:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has filed the licenses from Cosmix and Dr. A.C. Forster with Amendment No. 1.  Additionally, the Company has included expanded disclosure on page 111 to provide a more fulsome discussion of the agreements, including amounts paid thereunder and other payment obligations, expiration and termination provisions in response to the Staff’s comment.

Should you have any further comments or questions with regard to the foregoing, please do not hesitate to contact the undersigned by phone at (617) 570-1373, by facsimile transmission at (617) 523-1231 or by e-mail at rsansom@goodwinlaw.com.

Sincerely,

/s/Ryan S. Sansom
Ryan S. Sansom

cc:	Douglas A. Treco, Ra Pharmaceuticals, Inc.
David C. Lubner, Ra Pharmaceuticals, Inc.
Kingsley L. Taft, Goodwin Procter LLP